ALSTON&BIRD LLP

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

   David J. Baum

Direct Dial: 202-239-3346

             E-mail: david.baum@alston.com

September 29, 2011

VIA

EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: Mr. John Grzeskiewicz

Re:

Northern Lights Fund Trust II (File Numbers 333-174926; 811-22549):  Post-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A - the Hundredfold Select Alternative Fund, the Hundredfold Select Global Fund and the Hundredfold Select Equity Fund (the “Hundredfold Funds”)

Dear Mr. Grzeskiewicz:

In our phone conversation on September 28, 2011, you noted that the fee table for the Hundredfold Select Global Fund contained two footnotes labeled as “(1)”, one of which stated that “Other expenses are contractually limited to 0.45%.”  I am writing to confirm that that footnote was included in error and will be removed in the final form of prospectus for the Hundredfold Funds.  The correct footnote (1) is the one stating “These expenses are based on estimated amounts for the Fund’s current fiscal year.”

Please call me at (202) 239-3346 if you have any questions or comments regarding this letter.

Sincerely,

/s/  David J. Baum

David J. Baum